UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PFSweb, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

717098206
(CUSIP Number)

Privet Fund LP
Attn: Ryan Levenson
3280 Peachtree Rd NE
Suite 2670
Atlanta, GA 30305

With a copy to:

Rick Miller Bryan Cave LLP 1201 W. Peachtree St., 14th Floor Atlanta, GA 30309 Tel: (404) 572-6600

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 717098206	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 809,770
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 809,770
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 809,770
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 717098206	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 910,545
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 910,545
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 910,545
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 717098206	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 910,545
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 910,545
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 910,545
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 717098206	Page 5 of 7 Pages

     Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on January 10, 2013 (the “Schedule 13D”), with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of PFSweb Inc., a Delaware Corporation (the “Corporation” or the “Company”).  Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D. The Reporting Persons hereby amend and supplement the Schedule 13D as follows.

Item 3.                                Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety to read as follows:

     The aggregate purchase price of the 910,545 shares of Common Stock beneficially owned by the Reporting Persons is approximately $2,583,965 not including brokerage commissions, which was funded with partnership funds of Privet Fund LP and with assets under separately managed accounts with Privet Fund Management LLC. Privet Fund LP effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules, and the prime brokers’ credit policies.

Item 4.                                Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 31, 2013, pursuant to the Company’s advance notice provisions contained in the Company’s bylaws, Privet Fund LP (“Privet”) delivered a letter to the Secretary of the Company nominating Ben Rosenzweig (the “Nominee”) for election to the Company’s Board of Directors (the “Board”)  at the 2013 Annual Meeting of Shareholders (the “2013 Annual Meeting”).  The letter also states that Privet reserves the right to nominate additional director candidates should the size and/or composition of the Board be altered in any fashion prior to the 2013 Annual Meeting.

On January 31, 2013, Privet delivered a letter to the Secretary of the Company in which Privet notified the Company of its intent to bring two shareholder proposals (the “Privet Proposals”) before the Company’s shareholders at the 2013 Annual Meeting.  The Privet Proposals are intended to address specific corporate governance improvements that Privet believes will enhance the Board’s accountability to shareholders.

Privet will continue to engage in discussions with management and the Board regarding the nomination of directors at the 2013 Annual Meeting and the composition of the Board in general.

Item 5.                                Interest in Securities of the Issuer.

Item 5 (a) is hereby amended and restated in its entirety to read as follows:

(a) As of the date of this filing, the Reporting Persons beneficially own 910,545 shares (the “Shares”), or approximately 7.1% of the outstanding Common Stock of the Corporation (calculated based on information included in the Form 10-Q filed by the Corporation for the quarterly period ended September 30, 2012, which reported that 12,778,919 shares of Common Stock were outstanding as of November 9, 2012).

SCHEDULE 13D

CUSIP No. 717098206	Page 6 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 31, 2013
PRIVET FUND LP

By: Privet Fund Management, LLC,
Its Managing Partner

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

PRIVET FUND MANAGEMENT LLC

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

/s/ Ryan Levenson
Ryan Levenson

SCHEDULE 13D

CUSIP No. 717098206	Page 7 of 7 Pages

SCHEDULE 1

Shares Acquired or Sold by the Reporting Persons in the Last 60 Days or Since Their Most Recent Schedule 13D Filing:

Unless otherwise indicated, all transactions were effected on the open market.

1.	Privet Fund LP

	Nature of Transaction (Purchase/Sale)
Trade Date		Number of Shares	Price Per Share (1)
1/28/2013	Purchase	44,786	$3.2000

2.	Privet Fund Management LLC

	Nature of Transaction (Purchase/Sale)
Trade Date		Number of Shares	Price Per Share (1)
1/11/2013	Purchase	38,800	$3.2129
1/22/2013	Purchase	200	$3.2000
1/25/2013	Purchase	49,800	$3.2129
1/29/2013	Purchase	1,975	$3.1996

1 Not including any brokerage fees.